UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange of 1934

(Amendment No. 7)*

América Móvil, S.A.B. de C.V.

(Name of Issuer)

L Shares, without par value

A Shares, without par value

American Depositary Shares each representing 20 L Shares

American Depository Shares each representing 20 A Shares

(Title of Class of Securities)

No CUSIP for the L Shares

No CUSIP for the A Shares

The CUSIP for the American Depositary Shares representing L Shares is 02364W105

The CUSIP for the American Depositary Shares representing A Shares is 02364W204

(CUSIP Number)

Wayne Wirtz, Esq.

AT&T Inc.

208 S. Akard St.

Dallas, Texas 75202

Telephone Number: 210-281-4105

Wayne Wirtz, Esq.

AT&T International, Inc.

208 S. Akard St.

Dallas, Texas 75202

Telephone Number: 210-281-4105

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: For the L Shares, none. For the A Shares, none. For the American Depositary Shares representing L shares, 02364W105. For the American Depositary Shares representing A shares, 02364W204.

1.	NAME OF REPORTING PERSON AT&T Inc. (formerly known as SBC Communications Inc.)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0 A Shares and 5,812,164,584 L Shares[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0 A Shares and 5,812,164,584 L Shares[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 A Shares and 5,812,164,584 L Shares[2]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 11.4% of L Shares[3]
14.	TYPE OF REPORTING PERSON HC

1	See the Schedule 13D filed on June 20, 2008, by AT&T Inc. and AT&T International, Inc. (the “Original 13D”) as amended and supplemented through Amendment No. 6 thereto (as so amended, the “Schedule 13D”) for an explanation of the number of shares included in this amount. The amount of 3,772,690,732 set forth in footnote 1 of Amendment No. 5 to the Schedule 13D is amended to be increased to 3,795,190,732 based upon (i) 45,335,271,029 L Shares outstanding, (ii) 23,424,632,660 AA Shares outstanding and (iii) 675,596,311 A Shares outstanding, each as of May 16, 2014, as reported by the Mexican Stock Exchange.
2	See the Original 13D for an explanation of the number of shares included in this amount. The amount of 3,772,690,732 set forth in footnote 2 of the Schedule 13D is amended to be increased to 3,795,190,732 based upon the amounts set forth in footnote 1 above and upon the knowledge of the Reporting Persons derived from the Schedule 13D filed on behalf of Carlos Slim Helú, his family, and certain related trusts on March 8, 2001 as amended as supplemented through Amendment No. 34, filed February 20, 2014, thereto (the “Slim 13D”).
3	See the Original 13D for an explanation of the percentages included in this amount. The amount of 17.8% set forth in footnote 3 of the Schedule 13D is restated herein.

CUSIP No.: For the L Shares, none. For the A Shares, none. For the American Depositary Shares representing L shares, 02364W105. For the American Depositary Shares representing A shares, 02364W204.

1.	NAME OF REPORTING PERSON AT&T International, Inc. (formerly known as SBC International, Inc.)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0 A Shares and 5,812,164,584 L Shares[4]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0 A Shares and 5,812,164,584 L Shares[4]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 A Shares and 5,812,164,584 L Shares[5]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 11.4% of L Shares[6]
14.	TYPE OF REPORTING PERSON CO

4	See the Original 13D for an explanation of the number of shares included in this amount. The amount of 3,772,690,732 set forth in footnote 4 of the Schedule 13D is amended to be increased to 3,795,190,732 based upon the amounts set forth in footnote 1 above and upon the knowledge of the Reporting Persons derived from the Slim 13D.
5	See the Original 13D for an explanation of the number of shares included in this amount. The amount of 3,772,690,732 set forth in footnote 5 of the Schedule 13D is amended to be increased to 3,795,190,732 based upon the amounts set forth in footnote 1 above and upon the knowledge of the Reporting Persons derived from the Slim 13D.
6	See the Original 13D for an explanation of the percentages included in this amount. The amount of 17.12% set forth in footnote 6 of the Schedule 13D is restated herein.

This Amendment No. 7 (the “Amendment”) amends and supplements the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (the “Commission”) on June 20, 2008 by AT&T Inc. (“AT&T”) and AT&T International, Inc. (“AT&TI,” and, together with AT&T, the “Reporting Persons”) as amended and supplemented through Amendment No. 6 thereto, filed with the Commission on April 11, 2014 (as so amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Information about the Control Trust is based in part on that Schedule 13D filed on behalf of Carlos Slim Helú, his family, and certain related trusts (such filing persons, the “Slim Parties”) on March 8, 2001 as amended and supplemented through Amendment No. 34, filed February 20, 2014, thereto (the “Slim 13D”) and the Form 20-F filed by the Issuer on April 30, 2014 (the “20-F”). Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On May 19, 2014, Jeffery Scott McElfresh and Michael J. Viola, AT&TI’s nominees to the Board and the board of directors of Teléfonos de México, S.A.B. de C.V. (“Telmex”), a subsidiary of the Issuer, tendered their resignations from the Board and the board of directors of Telmex. Until their resignations are effective under Mexican law, Mr. McElfresh and Mr. Viola will not participate in any meetings of the Board or the board of directors of Telmex, and the Reporting Persons will not nominate any directors to replace them.

The Reporting Persons intend to dispose of all of the L Shares and AA Shares they hold in one or more transactions, including in open market sales or privately negotiated transactions.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 7 to Schedule 13D is true, complete and correct.

Dated: May 19, 2014

AT&T Inc.

By:	/s/ Jonathan P. Klug
Name: Jonathan P. Klug
Title: Senior Vice President and Treasurer

AT&T International, Inc.

By:	/s/ Jonathan P. Klug
Name: Jonathan P. Klug
Title: Senior Vice President and Treasurer